Satuit Capital Management, LLC

A Registered Investment Advisor

December 17, 2010

Ms. Shelia Stout

1)

Most recent NQ signed by PFO and PEO.

2)

NCSR 10/31/2008; PFO sig is the wrong date

3)

NCSR 10/31/2009 wrong telephone #.  Should read 843-557-1300.

All the above have been corrected.

Advisor will comment to the Staff on the following:

1)

MDFP

a.

More discussion on what affected performance

The Advisor will add additional language to FY 2010 annual letter.

2)

Portfolio Turnover

a.

Let the Staff know that the turnover has been considered and Advisor does not consider it a risk or part of the investment process.

Throughout our history, Satuit’s micro cap fund (SATMX) has had turnover in excess of 150%.  We have always held that our turnover would be in that range so it is not new to us or our shareholders that the funds turnover rate would be 150% plus.

We do not consider our turnover a “risk”.  On the contrary, we consider it a means of controlling risk.  Our risk controls (which add to our turn-over) includes selling positions when they become to large for a “micro cap” strategy, excessive valuations, and a large percentage of the portfolio.  Further, we will also sell a security if we deem the position to be “not working”.  Finally and to summarize, our turn-over is generated by our risk control measures.

3)

Financials – We’re showing 6 years we only need to show 5

This has been corrected.

4)

Confirm that a Return of Capital occurred in 2008

Yes, the Fund distributed income in excess of earnings.  For financial statement purposes the over distribution was re-classed to paid in capital per SOP 93-2.

5)

Financial 2009 NCSR, Note 1

a.

language discussing “estimates” in terms of pricing and state that securities are priced using the last sale on the primary exchange of the security.  See Audit Guide Section 7.7 (?) for helpful language

“estimates” has been removed

6)

Reclassification Note to Capital Account 2009

Have we reclassified anything? And if so, we need to disclose the reason for the reclassification

The Fund relcassed $813,910 of net investment loss to paid in capital per SOP 93-2.

Position 93-2 (SOP 93-2) "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies."  SOP 93-2 requires the Fund to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains).

7)

Trustees and Officers 2009 Financials

a.

Need language identifying term

This has been corrected

8)

NCSR 2009 NCSR Reserved Section Item 6

a.

Item 6 states “reserved”  Usually this reference Schedule of Investments

This has been corrected

Please let me know if I can provide any additional information.

Sincerely,

/s/

Robert J. Sullivan

CEO

Satuit Capital Management, LLC

3547 Meeks Farm Road Suite A2   Johns Island SC 29455

843-557-1300  info@satuitcapital.com

Hyannis, MA, Braintree, MA & Scituate, MA.